EXHIBIT 99.3

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended March 31,
Millions of dollars, except per share data	2003	2002
Sales and other operating revenues	$989	$674
Operating costs and expenses:
Cost of sales	956	589
Selling, general and administrative expenses	42	40
Research and development expense	9	7

	1,007	636

Operating income (loss)	(18)	38
Interest expense	(100)	(93)
Interest income	17	2
Other income, net	16	1

Loss before equity investments and income taxes	(85)	(52)

Income (loss) from equity investments:
Equistar Chemicals, LP	(100)	(45)
LYONDELL-CITGO Refining LP	19	27
Other	(2)	(3)

	(83)	(21)

Loss before income taxes	(168)	(73)
Benefit from income taxes	(55)	(18)

Net loss	$(113)	$(55)

Basic and diluted loss per share	$(.70)	$(.47)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$331	$286
Other short-term investments	53	44
Accounts receivable:
Trade, net	358	340
Related parties	54	56
Inventories	352	344
Prepaid expenses and other current assets	69	66
Deferred tax assets	35	35

Total current assets	1,252	1,171
Property, plant and equipment, net	2,364	2,369
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,084	1,184
Investment in PO joint ventures	796	770
Receivable from LYONDELL-CITGO Refining LP	229	229
Investment in LYONDELL-CITGO Refining LP	20	68
Other investments and long-term receivables	87	98
Goodwill, net	1,124	1,130
Other assets, net	412	429

Total assets	$7,368	$7,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$319	$260
Related parties	65	84
Current maturities of long-term debt	1	1
Accrued liabilities	331	279

Total current liabilities	716	624
Long-term debt	3,926	3,926
Other liabilities	663	673
Deferred income taxes	824	881
Commitments and contingencies
Minority interest	145	165
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 shares issued	128	128
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 35,172,845 and 34,568,224 shares issued, respectively	35	35
Additional paid-in capital	1,388	1,380
Retained deficit	(171)	(18)
Accumulated other comprehensive loss	(219)	(271)
Treasury stock, at cost, 2,394,655 and 2,685,080 shares, respectively	(67)	(75)

Total stockholders’ equity	1,094	1,179

Total liabilities and stockholders’ equity	$7,368	$7,448

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
Millions of dollars	2003	2002
Cash flows from operating activities:
Net loss	$(113)	$(55)
Adjustments to reconcile net loss to net cash provided by operating activities:
Losses from equity investments	102	48
Depreciation and amortization	57	56
Deferred income taxes	(54)	7
Gain on sale of investment	(18)	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(48)	28
Inventories	(5)	13
Accounts payable	36	(42)
Prepaid expenses and other current assets	39	71
Other assets and liabilities, net	50	44

Cash provided by operating activities	46	170

Cash flows from investing activities:
Distributions from affiliates in excess of earnings	71	—
Contributions and advances to affiliates	(51)	(38)
Proceeds from sale of investment	28	—
Expenditures for property, plant and equipment	(9)	(11)
Purchase of short-term investments	(9)	—

Cash provided by (used in) investing activities	30	(49)

Cash flows from financing activities:
Dividends paid	(28)	(26)
Repayment of long-term debt	—	(13)
Other	(3)	—

Cash used in financing activities	(31)	(39)

Increase in cash and cash equivalents	45	82
Cash and cash equivalents at beginning of period	286	146

Cash and cash equivalents at end of period	$331	$228

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Lyondell 2002 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2.    Accounting Changes

Lyondell is implementing three accounting changes in 2003, as discussed below.

Employee Stock Options—To better reflect the full cost of employee compensation, Lyondell has elected to adopt the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, issued by the Financial Accounting Standards Board (“FASB”) in December 2002, provides three alternative methods of transition for a voluntary change to the fair value method, and requires certain related disclosures. Lyondell adopted the fair value method in the first quarter of 2003, using the prospective transition method. Under this method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $1 million for the three months ended March 31, 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended March 31,
Millions of dollars, except per share data	2003	2002
Reported net loss	$(113)	$(55)
Add stock-based compensation expense included in net income, net of tax	1	—
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(2)	(2)

Pro forma net loss	$(114)	$(57)

Basic and diluted loss per share:
Reported	$(0.70)	$(0.47)
Pro forma	$(0.71)	$(0.49)

Early Extinguishment of Debt—In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell will be the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Also, gains or losses that were originally reported as extraordinary items in prior periods will be reclassified. This change had no effect on the periods ending March 31, 2003 and 2002.

Variable Interest Entities—In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 addresses certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN No. 46 applies immediately to entities created after January 31, 2003 and, for Lyondell, will apply to existing entities beginning in the third quarter 2003.

Lyondell expects the application of FIN No. 46 to result in the consolidation of the entity from which it leases BDO-2, a butanediol plant in The Netherlands. The consolidation of this entity as of March 31, 2003, using exchange rates as of that date, would have resulted in a net increase in property, plant and equipment of approximately $185 million, a decrease in other liabilities of $12 million, a $204 million increase in debt and a $5 million after-tax charge, reported as the cumulative effect of the accounting change.

3.    Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium Chemicals Inc. (“Millennium”) and Occidental Petroleum Corporation (“Occidental”) each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar.

Following the acquisition, Lyondell has a 70.5% interest in Equistar. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

	March 31, 2003	December 31, 2002
Millions of dollars
BALANCE SHEETS
Total current assets	$1,180	$1,126
Property, plant and equipment, net	3,469	3,565
Other assets	394	361

Total assets	$5,043	$5,052

Current maturities of long-term debt	$332	$32
Other current liabilities	652	682
Long-term debt	1,896	2,196
Other liabilities and deferred revenues	388	221
Partners’ capital	1,775	1,921

Total liabilities and partners’ capital	$5,043	$5,052

	For the three months ended March 31,
	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,641	$1,136
Cost of sales	1,676	1,162
Selling, general and administrative expenses	40	40
Research and development expenses	9	9
Loss on sale of asset	12	—

Operating loss	(96)	(75)
Interest expense, net	(49)	(52)
Other income (expense), net	(1)	1

Loss before cumulative effect of accounting change	(146)	(126)
Cumulative effect of accounting change	—	(1,053)

Net loss	$(146)	$(1,179)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$78	$73
Expenditures for property, plant and equipment	13	15

As part of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in the first quarter 2002 were reduced by a charge of $1.1 billion. Lyondell’s 41% share of the charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s loss from its equity investment in Equistar consists of Lyondell’s share of Equistar’s loss before the cumulative effect of the accounting change and the accretion of the remaining difference between Lyondell’s underlying equity in Equistar’s net assets and its investment in Equistar. At March 31, 2003, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $167 million. This difference is being recognized in income over the next 15 years.

4.    Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Summarized financial information for LCR follows:

	March 31, 2003	December 31, 2002
Millions of dollars
BALANCE SHEETS
Total current assets	$271	$357
Property, plant and equipment, net	1,275	1,312
Other assets	90	88

Total assets	$1,636	$1,757

Current liabilities	$372	$514
Long-term debt	450	450
Loans payable to partners	264	264
Other liabilities	127	126
Partners’ capital	423	403

Total liabilities and partners’ capital	$1,636	$1,757

	For the three months ended March 31,
	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,183	$707
Cost of sales	1,133	646
Selling, general and administrative expenses	12	12

Operating income	38	49
Interest expense, net	(10)	(8)

Net income	$28	$41

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$28	$29
Expenditures for property, plant and equipment	15	22

Lyondell’s income from its equity investment in LCR consists of Lyondell’s share of LCR’s net income and the accretion of the difference between Lyondell’s underlying equity in LCR’s net assets and its investment in LCR. At March 31, 2003, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $272 million. This difference is being recognized in income over the next 25 years.

5.    Inventories

Inventories consisted of the following components:

	March 31, 2003	December 31, 2002
Millions of dollars
Finished goods	$265	$271
Work-in-process	10	7
Raw materials	41	29
Materials and supplies	36	37

Total inventories	$352	$344

6.    Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

	March 31, 2003	December 31, 2002
Millions of dollars
Land	$11	$11
Manufacturing facilities and equipment	3,003	2,959
Construction in progress	27	30

Total property, plant and equipment	3,041	3,000
Less accumulated depreciation	677	631

Property, plant and equipment, net	$2,364	$2,369

Depreciation and amortization is summarized as follows:

	March 31, 2003	March 31, 2002
Millions of dollars
Property, plant and equipment	$40	$31
Investment in PO joint venture	8	8
Turnaround costs	4	3
Software costs	2	2
Other	3	12

Total depreciation and amortization	$57	$56

In addition, amortization of debt issuance costs of $4 million for each of the three month periods ended March 31, 2003 and 2002 is included in interest expense in the Consolidated Statements of Income.

7.    Long-Term Debt

Long-term debt consisted of the following:

	March 31, 2003	December 31, 2002
Millions of dollars
Bank credit facility:
Revolving credit facility	$—	$—
Term Loan E due 2006	103	103
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	330	330
Senior Secured Notes due 2012, 11.125%	276	276
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	1	1

Total long-term debt	3,927	3,927
Less current maturities	1	1

Long-term debt, net	$3,926	$3,926

In March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

8.    Commitments and Contingencies

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At March 31, 2003, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale PO/SM facility, known as PO-11, in The Netherlands. Lyondell’s share of the outstanding commitments relating to PO-11, which will be funded through contributions and advances to affiliates, totaled approximately $45 million as of March 31, 2003.

Crude Supply Agreement—Under a crude supply agreement (“Crude Supply Agreement” or “CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the Crude Supply Agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced to approximately 198,000 barrels per day, reaching a level of 190,000 barrels per day during the second quarter 2002. Crude oil deliveries to LCR under the Crude Supply Agreement increased to the contract level of 230,000 barrels per day during the third quarter 2002, averaging 212,000 barrels per day for the third quarter. Although deliveries increased to contract levels during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the Crude Supply Agreement. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to CSA crude oil.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the Crude Supply Agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the Crude Supply Agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the Crude Supply Agreement.

Depending on then-current market conditions, any breach or termination of the Crude Supply Agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental and certain of their subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of March 31, 2003, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent as they were before Lyondell’s acquisition of Occidental’s interest in Equistar.

Environmental Remediation—As of March 31, 2003, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $18 million. The liabilities range from less than $1 million to $4 million per site and are expected to be incurred primarily over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased aggregate capital investment, estimated at between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Millions of dollars	From	To
NOx capital expenditure—100% basis:
Lyondell	$35	$45
Equistar	165	200
LCR	50	55

Total NOx capital expenditures	$250	$300

NOx capital expenditures—Lyondell proportionate share:
Lyondell—100%	$35	$45
Equistar—70.5%	115	140
LCR—58.75%	30	35

Total Lyondell share NOx capital expenditures	$180	$220

Of these amounts, Lyondell’s proportionate share of spending through March 31, 2003, totaled $32 million. The timing and amount of future expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues. The U.S. House of Representatives and the U.S. Senate each passed versions of an omnibus energy bill during 2001 and 2002, respectively. The Senate version of the energy bill would have resulted in a ban on the use of MTBE. The two energy bills were not reconciled during the conference process and an omnibus energy bill was not passed during 2002.

Both the U.S. House of Representatives and the U.S. Senate are pursuing an energy bill during the 2003/2004 legislative cycle. It is likely that fuel content, including MTBE use, will be a subject of legislative debate. Factors which could be considered in this debate include the impact on gasoline price and supply and the potential for degradation of air quality.

At the state level, a number of states have legislated future MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective October 1, 2003, January 1, 2004, and January 1, 2004, respectively. Lyondell estimates that California represents 34% of the U.S. MTBE industry demand and 20% of the worldwide MTBE industry demand, while Connecticut and New York combined represent 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the impact that these initiatives will have on MTBE margins or volumes during 2003. However, several major oil companies have announced plans, beginning in 2003, to discontinue the use of MTBE in gasoline produced for California markets. Lyondell estimates that the California-market MTBE volumes of these companies currently account for an estimated 23% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. The current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. The profit contribution for iso-octane is likely to be lower than that historically realized on MTBE. Alternatively, Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. These standards will result in increased capital investment for LCR. In the first quarter 2003, LCR developed an alternative approach to complying with the low sulfur gasoline standard that will lead to a reduction in overall estimated capital expenditures for the project. As a result, LCR recognized impairment of value of $25 million of costs incurred to date for the project. The revised estimated incremental spending, excluding the $25 million charge, totaled between $100 million to $180 million for the new gasoline standards and remained between $250 million to $300 million for the new diesel standard, of which approximately $14 million, excluding the $25 million charge, has been incurred by LCR as of March 31, 2003. Lyondell’s 58.75% share of these incremental capital expenditures would be between $200 million and $280 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of co-defendants or others, or by any insurance coverage that may be available to offset the effects of any such award.

9.    Per Share Data

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan as well as outstanding warrants. These stock options and warrants were antidilutive for the periods presented.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended March 31,
	2003	2002
Weighted average shares, in thousands	160,419	117,565
Basic and diluted loss per share	$(.70)	$(.47)
Dividends declared per share of common stock	$.225	$.225

10.    Comprehensive Loss

The components of the comprehensive loss were as follows:

	For the three months ended March 31,
	2003	2002
Net loss	$(113)	$(55)

Other comprehensive gain (loss):
Foreign currency translation gain (loss)	52	(17)
Net losses on derivative instruments	—	(1)
Minimum pension liability adjustment	—	4

Total other comprehensive gain (loss)	52	(14)

Comprehensive loss	$(61)	$(69)

11.    Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, including ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene and aromatics;

•	Polymers, primarily polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
For the three months ended March 31, 2003:
Sales and other operating revenues	$989	$—	$—	$—	$—	$989
Operating loss	(18)	—	—	—	—	(18)
Interest expense	—	—	—	—	(100)	(100)
Interest income	—	—	—	—	17	17
Other income, net	16	—	—	—	—	16
Income (loss) from equity investments	(2)	(22)	(25)	19	(53)	(83)
Loss before income taxes	—	—	—	—	—	(168)

For the three months ended March 31, 2002:
Sales and other operating revenues	$674	$—	$—	$—	$—	$674
Operating income	38	—				38
Interest expense	—	—	—	—	(93)	(93)
Interest income	—	—	—	—	2	2
Other income, net	—	—	—	—	1	1
Income (loss) from equity investments	—	(10)	(9)	27	(29)	(21)
Loss before income taxes	—	—	—	—	—	(73)

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the periods indicated:

	For the three months ended March 31,
Millions of dollars	2003	2002
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(53)	$(26)
Other	—	(3)

Total	$(53)	$(29)

12.    Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the $337 million senior secured notes issued in December 2002, the $278 million senior secured notes issued in July 2002, the $393 million senior secured notes issued in December 2001 and the $500 million senior subordinated notes and $1.9 billion senior secured notes issued in May 1999 (see Note 7). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell, which owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of March 31, 2003 and December 31, 2002 and for the three-month periods ended March 31, 2003 and 2002.

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of March 31, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$675	$184	$393	$—	$1,252
Property, plant and equipment, net	858	593	913	—	2,364
Investments and long-term receivables	7,391	536	2,032	(7,743)	2,216
Goodwill, net	441	447	236	—	1,124
Other assets	300	81	31	—	412

Total assets	$9,665	$1,841	$3,605	$(7,743)	$7,368

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	469	90	156	—	715
Long-term debt	3,924	—	2	—	3,926
Other liabilities	593	50	20	—	663
Deferred income taxes	569	178	77	—	824
Intercompany liabilities (assets)	3,015	(1,224)	(1,791)	—	—
Minority interest	—	—	145	—	145
Stockholders’ equity	1,094	2,747	4,996	(7,743)	1,094

Total liabilities and stockholders’ equity	$9,665	$1,841	$3,605	$(7,743)	$7,368

BALANCE SHEET

As of December 31, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,335	504	2,196	(7,686)	2,349
Goodwill, net	453	437	240	—	1,130
Other assets	313	83	33	—	429

Total assets	$9,647	$1,778	$3,709	$(7,686)	$7,448

Current maturities of long-term debt	$1	$—	$-—	$—	$1
Other current liabilities	431	90	102	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	23	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,691	4,995	(7,686)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,778	$3,709	$(7,686)	$7,448

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended March 31, 2003

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$622	$260	$555	$(448)	$989
Cost of sales	644	246	514	(448)	956
Selling, general and administrative expenses	22	6	14	—	42
Research and development expense	9	—	—	—	9

Operating income (loss)	(53)	8	27	—	(18)
Interest income (expense), net	(88)	4	1	—	(83)
Other income (expense), net	(18)	—	34	—	16
Income (loss) from equity investments	14	(2)	(81)	(14)	(83)
Intercompany income	27	10	21	(58)	—
(Benefit from) provision for income taxes	(39)	7	1	(24)	(55)

Net income (loss)	$(79)	$13	$1	$(48)	$(113)

STATEMENT OF INCOME

For the Three Months Ended March 31, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$469	$165	$351	$(311)	$674
Cost of sales	460	148	292	(311)	589
Selling, general and administrative expenses	26	3	11	—	40
Research and development expense	7	—	—	—	7

Operating income (loss)	(24)	14	48	—	38
Interest income (expense), net	(95)	2	2	—	(91)
Other income (expense), net	(10)	4	7	—	1
Income (loss) from equity investments	65	—	(21)	(65)	(21)
Intercompany income	8	12	18	(38)	—
(Benefit from) provision for income taxes	(14)	8	13	(25)	(18)

Net income (loss)	$(42)	$24	$41	$(78)	$(55)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2003

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(79)	$13	$1	$(48)	$(113)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	18	12	27	—	57
Gain on sale of investment	—	—	(18)	—	(18)
Deferred income taxes	(68)	—	14	—	(54)
Net changes in working capital and other	208	9	(34)	(9)	174

Net cash provided by (used in) operating activities	79	34	(10)	(57)	46

Distributions from affiliates in excess of earnings	—	—	71	—	71
Contributions and advances to affiliates	—	(27)	(24)	—	(51)
Proceeds from sale of investment	—	—	28	—	28
Expenditures for property, plant and equipment	(6)	(1)	(2)	—	(9)
Purchase of short-term investments	(9)	—	—	—	(9)

Net cash provided by (used in) investing activities	(15)	(28)	73	—	30

Dividends paid	(28)	—	(57)	57	(28)
Other	(3)	—	—	—	(3)

Net cash used in financing activities	(31)	—	(57)	57	(31)

Increase in cash and cash equivalents	$33	$6	$6	$—	$45

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Three Months Ended March 31, 2002

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(42)	$24	$41	$(78)	$(55)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	29	9	22	—	60
Deferred income taxes	4	(2)	5	—	7
Net changes in working capital and other	147	(27)	(2)	40	158

Net cash provided by operating activities	138	4	66	(38)	170

Expenditures for property, plant and equipment	(8)	(1)	(2)	—	(11)
Contributions and advances to affiliates	—	—	(38)	—	(38)

Net cash used in investing activities	(8)	(1)	(40)	—	(49)

Dividends paid	(26)	—	(38)	38	(26)
Repayment of long-term debt	(13)	—	—	—	(13)

Net cash used in financing activities	(39)	—	(38)	38	(39)

Effect of exchange rate changes on cash	—	1	(1)	—	—

Increase (decrease) in cash and cash equivalents	$91	$4	$(13)	$—	$82